UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRICATE ISSUER PURSUANT TO RULE 13a - 16 OR 15b - 16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of ___August 2007___

Commission File Number 001-13803

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Level 3, 40 Johnston Street, Wellington 6145 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☒   No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: August 8th, 2007	By:	/s/ Thompson Jewell

(Signature)

Thompson Bruce Jewell
	Title:	CEO

Austral Pacific Increases Interest in Cardiff Gas Field

Wellington, New Zealand - August 8, 2007 - Austral Pacific Energy Ltd. (TSX-V: APX; NZSX: APX; AMEX: AEN)

Austral Pacific Energy Increase Interest in Cardiff Gas Field

In keeping with it’s strategies for growth, Austral Pacific Energy Ltd. is pleased to announce that it has signed an agreement to acquire all the shares of International Resource Management Corporation Limited (“IRM”) (subject to financing arrangements and finalization of due diligence).  IRM is a small, privately held, New Zealand oil and gas exploration and production company whose principal asset is a 19.8% interest in the Cardiff gas field (PMP 38156).

Commenting on this strategic acquisition President and CEO Thom Jewell said, “This transaction will effectively increase the Austral Pacific interest in the Cardiff asset to 44.9%. The Cardiff testing is proceeding and we expect to be in position to make a more detailed announcement regarding progress within the week”.

The consideration for IRM’s interest will be paid partly in cash, and partly by the issue of shares in the Company, subject to regulatory approvals. The shares are to be issued at a price based on average market price as at the date the agreement becomes unconditional.

Interim Financials Filed

Austral Pacific Energy Ltd. has filed its interim unaudited quarterly financial statements and accompanying Management Discussion & Analysis for the three months ended 30 June 2007.

The full filings are also available on the Austral Pacific Energy Ltd. website (www.austral-pacific.com) or on SEDAR, the Canadian securities commissions' filing system (www.sedar.com).

Austral Pacific Energy is a Canadian registered company with head office in Wellington and listed on the NZSX, the TSX-V and the AMEX.

Web site: www.austral-pacific.com
Email: ir@austral-pacific.com

Phone: Thom Jewell, CEO +64 (4) 495 0880

None of the Exchanges upon which Austral Pacific's securities trade have approved or disapproved the contents hereof. This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future production, reserve potential, exploration and development activities and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements, due to factors such as market prices, exploration and development successes, continued availability of capital and financing, and general economic, market, political or business conditions.

See our public filings at www.sedar.com and www.sec.gov/edgar/searchedgar/webusers.htm for further information.